Exhibit 99.1

ASUR Reports 2Q21 Financial Results

Passenger traffic in 2Q21 continued to gradually recover to 14.4%
below pre-pandemic levels of 2Q19

Mexico City, July 22, 2021 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and six-month periods ended June 30, 2021.

2Q21 Highlights1

•

Total passenger traffic increased 13.5x year over year (YoY) reflecting the full impact of the pandemic in the prior year’s quarter. When compared to the pre-pandemic levels of 2Q19, traffic declined 14.4%. By country of operations, 2Q21 passenger traffic compared to 2Q19 levels were as follows:

•	Mexico: declined 16.3%, with domestic and international traffic down 12.1% and 20.4%, respectively

•	Puerto Rico (Aerostar): increased 10.5%, with domestic traffic up 19.3% and international traffic down 58.1%

•     Colombia (Airplan): declined 29.6%, with domestic and international traffic down 30.6% and 24.5%, respectively.

•     Revenues increased 139.3% YoY to Ps.4,229.3 million, and were up 3.9% when compared to 2Q19. Excluding construction revenues, revenues increased 324.9% YoY, and declined 2.1% against 2Q19.

•     Consolidated commercial revenues per passenger were Ps.118.8 in 2Q21.

•     Consolidated EBITDA increased 47.9x to Ps.2,503.8 million from Ps.51.2 million in 2Q20, and was 3.1% below comparable pre-pandemic levels of 2Q19 (excludes Ps.162.6 million extraordinary insurance recovery).

•     Adjusted EBITDA Margin (excludes the effect of IFRIC 12) increased to 64.8% from 5.6% in 2Q20 and compares to 69.5% in 2Q19. Excluding the insurance recovery in 2Q19, comparable Adjusted EBITDA Margin would have been 52.8%.

•     Closed the quarter with cash & cash equivalents of Ps.7,837.8 million and Net Debt-to-LTM EBITDA at 0.9x.

	Second Quarter
	2020	2021	% Chg
Financial Highlights
Total Revenue	1,767,005	4,229,281	139.3
Mexico	1,042,783	2,946,621	182.6
San Juan	672,269	948,918	41.2
Colombia	51,953	333,742	542.4
Commercial Revenues per PAX	353.2	118.8	(66.4)
Mexico	300.5	130.8	(56.5)
San Juan	327.1	141.7	(56.7)
Colombia	4,630.6	46.7	(99.0)
EBITDA	51,190	2,502,816	4,789.2
Net Income	(565,497)	1,329,788	n/a
Majority Net Income	(520,284)	1,231,659	n/a
Earnings per Share (in pesos)	(1.7343)	4.1055	n/a
Earnings per ADS (in US$)	(0.8712)	2.0624	n/a
Capex	613,590	460,965	(24.9)
Cash & Cash Equivalents	7,124,097	7,837,766	10.0
Net Debt	8,413,728	5,594,319	(33.5)
Net Debt/ LTM EBITDA	1.78	0.90	(49.4)
Operational Highlights
Passenger Traffic
Mexico	504,978	7,305,142	1,346.6
San Juan	335,606	2,671,356	696.0
Colombia	5,417	2,019,347	37,178.0

•	Principal debt payments of Ps.521.6 million, or 3.9% of Total Debt, mature in 2H21.

•	In June 2021, the Board of Directors approved a payment date of October 1, 2021 for the ordinary net cash dividend.

2Q21 Earnings Call

Date & Time: Friday, July 23, 2021 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-800-289-0438 (US & Canadá); 1-323-794-2423 (Internacional y México); Access Code: 7570705

Replay: Friday, July 23, 2021 at 1:00 PM US ET, ending at 11:59 PM US ET on Friday, April 30, 2021. Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 7570705

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and six-month periods ended June 30, 2021, and the equivalent three- and six-month periods ended June 30, 2020. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.9062 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP187.7400 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 20 of this report.

ASUR 2Q21 Page 1 of 29

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

The United States Centers for Disease Control and Prevention (CDC) requires negative COVID-19 tests for all air passengers entering the US as of January 26, 2021. According to the CDC, pre- and post-trip testing is a critical layer in slowing the introduction and spread of COVID-19. This strategy is consistent with the current phase of the pandemic and intended to more effectively protect the health of US citizens. Within three days of departure to the United States, passengers are required to obtain a viral test and provide the airline on which they are traveling written documentation of their negative test result or documentation that evidences that they have recovered from COVID-19. Additionally, the CDC recommends that passengers who tested negative before their flight get tested again 3 to 5 days after arrival in the US (unless they recovered from COVID-19 in the past 3 months) and for unvaccinated people to self-quarantine for 7 days after their arrival (or for 10 days if they do not get tested). Beginning January 7, 2021, Canada also established testing requirements for air passengers travelling to the country. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021, certain Canadian airlines voluntarily extended the suspension of such flights past April 30, 2021. Several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Merida, Veracruz and Oaxaca.

In Puerto Rico, on March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport.

To further strengthen health controls on arrival, starting July 15, 2020, the Governor of Puerto Rico began implementing the following additional measures: all passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), to be released from quarantine (estimated to take between 24-48 hours). The policy has since been adjusted and fully-vaccinated domestic travelers no longer need to submit negative COVID-19 test results to avoid undergoing the two-week quarantine. Unvaccinated domestic travelers and all international travelers must still abide by the July 15, 2020 measures.

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through September 15, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020 until September 1, 2020. As of October 2, 2020, passenger commercial flights had been reestablished at all of ASUR’s Colombian airports. International flights were allowed by the government starting September 16, 2020 with the Rionegro Airport resuming international flights on September 19, 2020. A negative COVID-19 test is not required to enter the country, although entrants must complete an immigration form and report any flu-like symptoms that occur within 15 days of arrival in Colombia.

Mostrar menos

Mexico and/or the United States may issue, and Colombia may re-issue, flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in ASUR’s operations.

ASUR 2Q21 Page 2 of 29

Impact of COVID-19 on ASUR’s 1H21 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry and governments have introduced travel bans and restrictions. As a result, ASUR’s passenger traffic declined in the second half of March 2020 and continued to decline dramatically throughout its airport network in the following months. However, traffic has progressively recovered since June 2020. The table below shows the YoY change in passenger traffic during 1H21:

YoY Change in Passenger Traffic During 1H21
Region	Jan	Feb	Mar	April	May	June	Total
Mexico	(44.1%)	(53.4%)	0.2%	1556.9%	2455.6%	863.2%	45.7%
Domestic Traffic	(29.7%)	(36.4%)	17.8%	874.3%	1376.3%	467.6%	66.6%
International Traffic	(55.6%)	(65.7%)	(15.0%)	9724.3%	13630.7%	2700.3%	27.5%
Puerto Rico	(40.1%)	(39.3%)	42.9%	1736.2%	1021.4%	371.8%	74.5%
Domestic Traffic	(37.2%)	(34.9%)	51.9%	1732.6%	999.6%	351.7%	82.6%
International Traffic	(68.5%)	(79.6%)	(54.7%)	1845.9%	2216.3%	1888.8%	(15.7%)
Colombia	(45.4%)	(44.7%)	22.0%	49681.4%	33629.1%	34282.8%	44.9%
Domestic Traffic	(43.6%)	(41.2%)	26.9%	73376.1%	55151.9%	56190.5%	46.4%
International Traffic	(55.7%)	(65.0%)	(7.8%)	17268.0%	12796.7%	11675.2%	36.6%
Total	(43.7%)	(49.2%)	11.3%	1905.4%	2124.2%	822.5%	50.9%
Domestic Traffic	(35.9%)	(37.5%)	28.7%	1374.9%	1480.6%	575.2%	65.6%
International Traffic	(56.2%)	(66.2%)	(15.9%)	9131.7%	12058.9%	2868.1%	26.4%

Ensuring the Well-being of Employees

ASUR has established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports it operates. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. The Company has also implemented a remote working policy for staff where possible.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 2Q21 with a solid financial position, with cash and cash equivalents totaling Ps.7,837.8 million and Ps.13,432.1 million in Total Debt, including Ps.168.9 million in principal payments due in the next quarter, which represent 1.3% of Total Debt, while 3.9% of Total Debt will mature in the following six months of 2021.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Liquidity Position as of June 30, 2021

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Apr – Dec 2021)
Mexico	6,188,655	3,953,774	801,507	3,152,267	300,000
Puerto Rico	1,314,034	7,068,586	533,569	6,535,017	109,994
Colombia	335,077	2,409,725	119,304	2,290,421	111,650
Total	7,837,766	13,432,085	1,454,380	11,977,705	521,644

ASUR 2Q21 Page 3 of 29

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of June 30, 2021

Figures in thousands of Mexican Pesos

Region of Operation	2021	2022	2023	2024	2025/2034
Mexico	300,000	2,900,000	640,000	120,000	0
Puerto Rico [1]	109,994	233,094	255,842	281,820	6,023,855
Colombia [2]	111,650	222,648	257,803	316,395	949,171
Total	521,644	3,355,742	1,153,646	718,215	6,973,026
[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.19.9062 = US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP187.7400=Ps.1.00

The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of June 30, 2021

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico	4,438,703	233,272	19.0(1)	3.0
Puerto Rico	1,623,643	629,504	2.6(2)	1.0
Colombia	263,581	400,556	0.7(3)(4)	1.2
Total	6,325,927	1,263,332	5.0

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.6 billion and LTM Debt Service was Ps.629.5 million

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.263.8 million and Debt Service was Ps.400.2 million.

4 A waiver is granted for the breach of the Debt Coverage Ratio indicator from April 30, 2021 until March 31, 2022

Accounts Receivables

Starting in mid-March of 2020, some of the airlines and other clients and tenants that operate in ASUR’s airports asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

Accounts Receivable as of June 30, 2021

Figures in Thousands of Mexican Pesos

Region	2Q20	2Q21	% Chg
Mexico	35,835	1,221,748	3,309.4
Puerto Rico	276,452	473,500	71.3
Colombia	149,316	80,104	(46.4)
Total	461,603	1,775,352	284.6

Note: Net of allowance for bad debts.

Cost Reduction Initiatives

ASUR has introduced cost reduction initiatives across its three countries of operations. Most of the Company’s cost structure is fixed, except for concession fees across operations and the technical assistance fee in Mexico, which are both variable costs. The impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

ASUR 2Q21 Page 4 of 29

2Q21 Passenger Traffic

During 2Q21, total passenger traffic at ASUR increased 13.2x YoY to 12.0 million passengers, reflecting recovery from the impact of the COVID-19 crisis on travel which began mid-March 2020. Compared to pre-pandemic levels of 2Q19, traffic declined 14.4%. By geography, 2Q21 traffic declined 16.3% and 29.6% in Mexico and Colombia, respectively, while Puerto Rico reported a 10.5% increase from the levels reached in 2Q19.

Traffic in Mexico increased 13.5x YoY to 7.3 million passengers, with domestic and international traffic up 7.6x and 51.1x, respectively. In addition, traffic was 16.3% below the pre-pandemic levels of 2Q19, with domestic and international traffic down 12.1% and 20.4%, respectively.

In Puerto Rico, passenger traffic increased 7.0x YoY to 2.7 million passengers and increased 10.5% when compared to 2Q19 levels, as a 19.3% increase in domestic traffic more than offset a 58.1% decline in international traffic during 2Q19. Inbound passengers are subject to a mandatory two-week quarantine, subject to exception with COVID-19 testing or vaccination, as described above.

Traffic in Colombia increased to 2.0 million passengers in 2Q21, from 5,417 passengers in 2Q20. Compared to the pre-pandemic levels of 2Q19, traffic declined 29.6%, with domestic and international traffic down 30.6% and 24.5%, respectively. Commercial flight operations resumed, as part of a gradual reestablishment of domestic commercial flights in Colombia, on September 1, 2020 at José María Córdova Airport in Rionegro, Enrique Olaya Herrera Airport in Medellín, and Los Garzones Airport in Montería. Antonio Roldán Betancourt Airport in Carepa and El Caraño Airport in Quibdó restarted operations on September 21, while Las Brujas Airport in Corozal restarted on October 2, 2020. The Colombian government reestablished international flights on September 16, with flights at Rionegro Airport resuming on September 19, 2020.

Tables with detailed passenger traffic information for each airport can be found on page 22 of this report.

Table 2: Passenger Traffic Summary
	Second Quarter			% Chg vs '20	% Chg vs '19
	2019	2020	2021
Total México	8,727,405	504,978	7,305,142	1,346.6	(16.3)
- Cancun	6,554,989	289,346	5,622,962	1,843.3	(14.2)
- 8 Others Airports	2,172,416	215,632	1,682,180	680.1	(22.6)
Domestic Traffic	4,287,115	437,111	3,770,004	762.5	(12.1)
- Cancun	2,319,867	230,224	2,311,551	904.0	(0.4)
- 8 Others Airports	1,967,248	206,887	1,458,453	605.0	(25.9)
International traffic	4,440,290	67,867	3,535,138	5,108.9	(20.4)
- Cancun	4,235,122	59,122	3,311,411	5,501.0	(21.8)
- 8 Others Airports	205,168	8,745	223,727	2,458.3	9.0
Total San Juan, Puerto Rico	2,417,300	335,606	2,671,356	696.0	10.5
Domestic Traffic	2,143,342	330,042	2,556,590	674.6	19.3
International traffic	273,958	5,564	114,766	1,962.7	(58.1)
Total Colombia	2,868,929	5,417	2,019,347	37,178.0	(29.6)
Domestic Traffic	2,413,058	2,799	1,675,096	59,746.2	(30.6)
International traffic	455,871	2,618	344,251	13,049.4	(24.5)
Total traffic	14,013,634	846,001	11,995,845	1,317.9	(14.4)
Domestic Traffic	8,843,515	769,952	8,001,690	939.2	(9.5)
International traffic	5,170,119	76,049	3,994,155	5,152.1	(22.7)
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

ASUR 2Q21 Page 5 of 29

Table 2: Passenger Traffic Summary (Cont.)
	Six - Months			% Chg vs '20	% Chg vs '19
	2019	2020	2021
Total México	17,450,634	8,524,880	12,424,008	45.7	(28.8)
- Cancun	13,214,393	6,242,984	9,508,028	52.3	(28.0)
- 8 Others Airports	4,236,241	2,281,896	2,915,980	27.8	(31.2)
Domestic Traffic	7,897,876	3,974,470	6,623,043	66.6	(16.1)
- Cancun	4,219,050	2,033,084	4,057,727	99.6	(3.8)
- 8 Others Airports	3,678,826	1,941,386	2,565,316	32.1	(30.3)
International traffic	9,552,758	4,550,410	5,800,965	27.5	(39.3)
- Cancun	8,995,343	4,209,900	5,450,301	29.5	(39.4)
- 8 Others Airports	557,415	340,510	350,664	3.0	(37.1)
Total San Juan, Puerto Rico	4,717,808	2,542,116	4,436,229	74.5	(6.0)
Domestic Traffic	4,216,167	2,332,728	4,259,734	82.6	1.0
International traffic	501,641	209,388	176,495	(15.7)	(64.8)
Total Colombia	5,614,966	2,675,050	3,876,632	44.9	(31.0)
Domestic Traffic	4,757,830	2,274,472	3,329,524	46.4	(30.0)
International traffic	857,136	400,578	547,108	36.6	(36.2)
Total traffic	27,783,408	13,742,046	20,736,869	50.9	(25.4)
Domestic Traffic	16,871,873	8,581,670	14,212,301	65.6	(15.8)
International traffic	10,911,535	5,160,376	6,524,568	26.4	(40.2)
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

Review of Consolidated Results

Table 3: Summary of Consolidated Results

	Second Quarter		% Chg	Six - Months		% Chg
	2020	2021		2020	2021
Total Revenues	1,767,005	4,229,281	139.3	5,924,001	7,128,991	20.3
Aeronautical Services	533,767	2,313,657	333.5	2,829,839	3,969,335	40.3
Non-Aeronautical Services	375,586	1,550,131	312.7	2,004,081	2,601,074	29.8
Total Revenues Excluding Construction Revenues	909,353	3,863,788	324.9	4,833,920	6,570,409	35.9
Construction Revenues	857,652	365,493	(57.4)	1,090,081	558,582	(48.8)
Total Operating Costs & Expenses	2,269,980	2,219,391	(2.2)	4,286,599	3,831,583	(10.6)
Other Revenues	41,133		n/a	164,874		n/a
Operating Profit	(461,842)	2,009,890	n/a	1,802,276	3,297,408	83.0
Operating Margin	(26.1%)	47.52%	7366 bps	30.4%	46.3%	1583 bps
Adjusted Operating Margin [1]	(50.8%)	52.02%	10281 bps	37.3%	50.2%	1290 bps
EBITDA	51,190	2,502,816	4,789.2	2,794,720	4,107,924	47.0
EBITDA Margin	2.90%	59.18%	5628 bps	47.2%	57.6%	1045 bps
Adjusted EBITDA Margin [2]	5.63%	64.78%	5915 bps	57.8%	62.5%	471 bps
Net income	(565,497)	1,329,788	n/a	1,399,439	2,367,894	69.2
Net income majority	(520,284)	1,231,659	n/a	1,364,087	2,176,674	59.6
Earnings per Share	(1.7343)	4.1055	n/a	4.5470	7.2556	59.6
Earnings per ADS in US$	(0.8712)	2.0624	n/a	2.2842	3.6449	59.6

Total Commercial Revenues per Passenger [3]	353.2	118.8	(66.4)	130.9	114.2	(12.8)
Commercial Revenues	302,712	1,434,617	373.9	1,812,174	2,386,470	31.7
Commercial Revenues from Direct Operations per Passenger [4]	26.1	22.3	(14.8)	19.0	20.7	8.9
Commercial Revenues Excluding Direct Operations per Passenger	327.1	96.5	(70.5)	111.9	93.5	(16.4)

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores

ASUR 2Q21 Page 6 of 29

Consolidated Revenues

Consolidated Revenues for 2Q21 increased 139.3% YoY, or Ps.2,462.3 million, to Ps.4,229.3 million and rose 3.9%, or Ps.159.9 million when compared to the pre-pandemic levels of 2Q19. The YoY increase was mainly due to:

•

A 312.7% increase in revenues from non-aeronautical services to Ps.1,550.1 million. Mexico contributed Ps.1,071.8 million, while Puerto Rico and Colombia accounted for Ps.381.1 million and Ps.97.2 million, respectively;

•

A 333.5% increase in revenues from aeronautical services to Ps.2,313.7 million. Operations in Mexico contributed Ps.1,555.9 million, while Puerto Rico and Colombia contributed Ps.521.6 million and Ps.236.2 million, respectively; and

•	A 57.4%, or Ps.492.2 million, decline in construction services revenues to Ps.365.5 million, principally in Mexico.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 324.9% YoY to Ps.3,863.8 million. Compared to pre-pandemic levels of 2Q19, revenues excluding construction services declined 4.0%, with declines of 4.5% in revenues from non-aeronautical services and 3.7% in revenues from aeronautical services. Excluding revenues from construction services, Mexico accounted for 68.0% of total revenues in 2Q21, while Puerto Rico and Colombia represented 23.4% and 8.6%, respectively.

Commercial Revenues in 2Q21 increased 373.9% YoY to Ps.1,434.6 million, mainly reflecting the 1,385.4% recovery in passenger traffic. Compared to pre-pandemic levels of 2Q19, commercial revenues increased 2.0%. Commercial revenues increased YoY across ASUR’s regions of operations: 522.3% to Ps.959.4 million in Mexico, 244.8% to Ps.378.6 million in Puerto Rico and 149.4% to Ps.96.7 million in Colombia.

Commercial Revenues per Passenger was Ps.118.8 in 2Q21, compared to Ps.353.2 in 2Q20 and Ps.99.7 in 2Q19.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses during 2Q21, including construction costs, declined 2.2% YoY, or Ps.50.6 million, to Ps.2,219.4 million, but increased 11.9%, when compared to the pre-pandemic levels of 2Q19.

Excluding construction costs, operating costs and expenses increased 31.3% YoY, or Ps.441.6 million, and declined 8.2% when compared to 2Q19. The YoY increase was mainly due to the following variations:

•

Mexico: increased 63.6%, or Ps.401.8 million, mainly due to higher technical assistance and concession fees together with increases in energy, maintenance and security expenses, as well as higher cost of sales from directly operated stores, together with higher social security contributions.

•

Puerto Rico: declined 4.4%, or Ps.24.3 million, principally reflecting the reimbursement Ps.11.5 million in expenses in 2Q21 from both the cancellation of a security contract with the municipality of Carolina and a reimbursement provided by the TSA (Transportation Security Administration) in connection with offering security, as required by the U.S. government, also contributed to lower costs. The YoY comparison also benefited from an Ps.8.1 million increase in the provision for bad debt in 2Q20 in connection with the COVID-19 pandemic and certain cost reductions in 2Q21 as a result of the FX translation impact (the average US$ exchange rate declined to Ps.20.0 from Ps.23.3) of: i) 8%, or Ps.23.8 million, in depreciation and amortization charges; ii) 13.9%, or Ps.13.9 million in payroll expenses; iii) 22.7%, or Ps.12.4 million in insurance and bonds. This was partly offset by increase of Ps.22.8 million in cost of sales of directly operated convenience stores. It should be noted that in 2Q21 funds from the grant under the Cares Act were not used to reimburse expenses, the grant has a balance for future reimbursements of US$8.2 million.

•

Colombia: increased 28.9%, or Ps.64.1 million, mainly due to increases of 552.2%, or Ps.53.6 million, in concession fees. In addition, cost of services increased 28.8%, or Ps.25.1 million, principally reflecting higher energy costs, professional fees, taxes and duties as well as security fees.

ASUR 2Q21 Page 7 of 29

Cost of Services increased YoY by 23.6%, or Ps.188.2 million. This was principally due to a 45.7%, or Ps.176.6 million, increase in Mexico, reflecting mainly higher energy, maintenance and security expenses, together with higher cost of sales at stores operated directly by ASUR, and higher social security contributions.

Construction Costs declined 57.4% YoY, or Ps.492.2 million. This was mainly driven by YoY declines of 56.7%, or Ps.416.8 million in Mexico, 61.7%, or Ps.74.4 million, in Puerto Rico and 75.2%, or Ps.0.9 million, in Colombia.

Administrative Expenses that reflect administrative costs in Mexico declined 3% YoY.

Consolidated Technical Assistance increased to Ps.94.9 million from negative Ps.6,529 million in 2Q20, mainly reflecting higher EBITDA in Mexico in 2Q21.

Concession Fees increased 302.3% YoY, principally due to increases of 629.5% in Mexico, 552.2% in Colombia and 43.4% in Puerto Rico, mainly due to higher regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization declined 3.6%, or Ps.18.4 million, principally due to a decline of 11.6%, or Ps.23.8 million in Puerto Rico mainly due to FX currency conversion as the average US$ exchange rate in the period declined to Ps.20.0 from Ps.23.3 in the same quarter last year.

Consolidated Operating Profit (Loss) and EBITDA

In 2Q21, ASUR reported a Consolidated Operating Profit of Ps.2,009.9 million resulting in an Operating Margin of 47.5%, compared to Operating Loss of Ps.0.5.1 million and a negative 26.1% margin in 2Q20. This was mainly the result of the recovery in passenger traffic from the gradual recovery in travel demand as COVID-19 vaccination programs advance worldwide and the resulting increase in revenues, together with a marginal increase in costs.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit or loss divided by total revenues less construction services revenues, was 52.0% in 2Q21 compared with negative 50.8% in 2Q20 and 56.9% in 2Q19 (52.8% when excluding a Ps.163.6 million extraordinary insurance recovery claim in Puerto Rico).

EBITDA increased to Ps.2,502.8 million in 2Q21 from Ps.51.2 million in 2Q20. By country of operations, EBITDA increased YoY by Ps.1,937.4 million to Ps.1,797.3 million in Mexico, by Ps.310.5 million to Ps.548.8 million in Puerto Rico and by Ps.203.8 million to Ps.156.7 million in Colombia. Consolidated EBITDA margin in 2Q21 was 59.2% compared to 2.9% in 2Q20. Comparable EBITDA was 51.1% in 2Q19 excluding a Ps.162.6 million one-time insurance claim recovery in Puerto Rico in connection with Hurricane Maria in 2017.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 64.8% in 2Q21, compared to 5.6% in 2Q20, and 69.5% in 2Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Interest Income	83,655	51,931	(37.9)	164,839	87,201	(47.1)
Interest Expense	(261,865)	(189,310)	(27.7)	(532,536)	(414,475)	(22.2)
Foreign Exchange Gain (Loss), Net	(2,307)	(44,073)	1,810.4	534,364	8,614	(98.4)
Total	(180,517)	(181,452)	0.5	166,667	(318,660)	n/a

In 2Q21 ASUR reported a Ps.181.4 million Consolidated Comprehensive Financing Loss, compared to a Ps.180.5 million loss in 2Q20.

ASUR 2Q21 Page 8 of 29

During 2Q21 ASUR reported a foreign exchange loss of Ps.44.1 million, resulting from the 2.0% quarterly average appreciation of the Mexican peso against the U.S. dollar (2.6% quarter-end depreciation) during the period together with a U.S. dollar net asset position. This compares to a Ps.2.3 million foreign exchange loss in 2Q20 resulting from the 0.6% quarterly average appreciation of the Mexican peso (1.7% quarter-end depreciation) on a U.S. dollar net asset position.

Interest expense declined Ps.72.6 million, or 27.7% YoY, mainly driven by a decline of Ps.43.6 million, or 79.5%, in interest payments in Colombia on fair value loan repayments recognized under IFRS 3. Mexico also contributed with a Ps.11.4 million, or 14.9%, decrease in interest payments reflecting a lower TIIE interest rate.

Interest income declined by Ps.31.7 million, or 37.9% YoY reflecting the lower interest rates and a lower average cash balance position.

Income Taxes

Income Taxes for 2Q21 increased Ps.575.5 million YoY, principally due to the combination of:

•

A Ps.635.6 million increase in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting mainly from the YoY recovery in revenues following the negative impact of COVID-19 which fully impacted the Company in 2Q20.

•

A Ps.60.1 million decline in deferred income taxes. This mainly reflects a Ps.95.4 million decrease in deferred income taxes in Mexico, principally related to a lower tax benefit in certain airports, and a Ps.37.0 million tax benefit in Colombia.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.1,231.7 million for 2Q21, compared to a Majority Net Loss of Ps.520.3 million in 2Q20. This resulted in earnings per common share in 2Q21 of Ps.4.1055, or earnings per ADS of US$2.0624 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.7343 and earnings per ADS of US$0.8712 for the same period last year.

Net Income (Loss)

ASUR reported Net Income of Ps.1,329.8 million in 2Q21, compared to a Net Loss of Ps.545.5 million in 2Q20, a YoY increase of 335.2%, or Ps.1,895.3 million.

Consolidated Financial Position

On June 30, 2021, airport concessions represented 82.7% of the Company’s total assets, with current assets representing 17.0% and other assets representing 0.3%.

As of June 30, 2021, the Company had cash and cash equivalents of Ps.7,837.8 million, a 50.9% increase from Ps.5,192.6 million at December 31, 2020. Mexico, Puerto Rico and Colombia contributed with increases of Ps.2.130.2 million, Ps.509.4 million, and Ps.5.6 million in cash and cash equivalents, respectively.

As of June 30, 2021, the valuation of ASUR’s investment in Aerostar (Puerto Rico), in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,748.2 million, ii) goodwill of Ps.951.0 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.574.8 million, and iv) a minority interest of Ps.5,296.2 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan (Colombia), in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2021: i) the recognition of a net intangible asset of Ps.1,170.5 million, ii) goodwill of Ps.1,561.6 million, iii) deferred taxes of Ps.197.4 million, and iv) Ps.512.6 million from the recognition of bank loans at fair value.

Stockholders’ equity at June 30, 2021 was Ps.41,413.1 million and total liabilities were Ps.20,750.0 million, representing 66.6% and 33.4% of total assets, respectively. Deferred liabilities represented 14.9% of ASUR’s total liabilities.

ASUR 2Q21 Page 9 of 29

Total Debt at quarter-end declined 3.4% to Ps.13,432.1 from Ps.13,900.4 million on December 31, 2020. This mainly reflects payment of principal and interest of Ps.72.7 million in Colombia and Ps.20.0 million in Mexico.

On June 30, 2020, 29.4% of ASUR’s total debt was denominated in Mexican pesos, 52.6% in U.S. Dollars (at Aerostar in Puerto Rico) and 18.0% in Colombian pesos.

Principal payments of Ps.168.9 million, or 1.3% of Total Debt, mature in 3Q21, with 3.9% of Total Debt maturing in the remaining six months of 2021.

LTM Net Debt-to-LTM EBITDA stood at 0.9x at the close of 2Q21, while the Interest Coverage ratio was 5.0x. This compares with LTM Net Debt-to-LTM EBITDA of 1.1x and an Interest Coverage Ratio of 5.6x at June 30, 2020.

Table 5: Consolidated Debt Indicators
	June 30, 2020	December 31, 2020	June 30, 2021
Leverage
Total Debt/ LTM EBITDA (Times) [1]	2.0	2.8	2.2
Total Net Debt/ LTM EBITDA (Times) [2]	1.1	1.8	0.9
Interest Coverage Ratio [3]	5.6	3.5	5.0
Total Debt	15,537,825	13,900,346	13,432,085
Short-term Debt	551,894	1,138,750	1,454,380
Long-term Debt	14,985,931	12,761,596	11,977,705
Cash & Cash Equivalents	7,124,097	5,192,628	7,837,766
Total Net Debt [4]	8,413,728	8,707,718	5,594,319

[1] Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents

Table 6: Consolidated Debt Profile (millions)*
	Airport	Payment of principal	Currency	Interest Rate
					2021	2022 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	TIIE + 1.25%	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	TIIE + 1.25%	300.0	1,540.0	120.0	1,960.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	5.75%	4.8	21.5	277.2	303.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	6.75%	0.7	3.1	39.6	43.4
1 Yr-Revolver	San Juan	To the expiration	US$	Prime minus 0.5%	-	10.0	-	10.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	6,750.0	30,750.0	81,000.0	118,500.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	4,588.0	20,910.0	55,077.0	80,575.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	4,050.0	18,450.0	48,600.0	71,100.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	1,666.0	7,585.0	19,980.0	29,231.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	1,666.0	7,585.0	19,980.0	29,231.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	360.0	1,640.0	4,320.0	6,320.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	360.0	1,640.0	4,320.0	6,320.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	360.0	1,640.0	4,320.0	6,320.0
10 Months-Treasury Loan[2]	Colombia	Qtly. Amort.	$COP	DTF[1] + 1.70	1,162.0	-	-	1,162.0
*Expressed in the original currency of each loan.

Note: the syndicated loans in Mexico were incurred in October 2017, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years.

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

ASUR 2Q21 Page 10 of 29

2 In September 2020, Airplan in Colombia incurred a Ps.67.1 million loan with a 10-month term.

Capital Expenditures

During 2Q21, ASUR made capital expenditures of Ps.461.0 million. Of this amount, Ps.406.2 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans and Ps.55.9 million were invested by Aerostar in Puerto Rico. This compares with Ps.613.6 million invested in 2Q20, of which Ps.474.7 million was invested in Mexico, Ps.137.7 million in Puerto Rico and Ps.1.2 million in Colombia. On an accumulated basis, ASUR invested a total of Ps.817.3 million in CAPEX during 1H21, compared with Ps.967.3 million in 1H20.

Key Events for the Quarter

Board of Directors Approves Dividend Payment Date

In June 2021, the Company’s Board of Directors approved the payment date for the ordinary net cash dividend in the total amount of Ps.8.21 (eight pesos and twenty-one cents, Mexican legal tender) per share, which had been approved at ASUR’s General Ordinary Shareholders' Meeting held on April 23, 2020 and which will be paid on October 1, 2021.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	513	7,337	1,330.1	8,570	12,483	45.7

Total Revenues	1,042,783	2,946,621	182.6	3,867,988	4,856,550	25.6
Aeronautical Services	81,446	1,555,920	1,810.4	1,568,750	2,572,875	64.0
Non-Aeronautical Services	225,518	1,071,753	375.2	1,431,267	1,803,974	26.0
Construction Revenues	735,819	318,948	(56.7)	867,971	479,701	(44.7)
Total Revenues Excluding Construction Revenues	306,964	2,627,673	756.0	3,000,017	4,376,849	45.9

Total Commercial Revenues	154,159	959,369	522.3	1,243,409	1,595,143	28.3
Commercial Revenues from Direct Operations	8,815	176,301	1,900.0	187,801	285,881	52.2
Commercial Revenues Excluding Direct Operations	145,344	783,068	438.8	1,055,608	1,309,262	24.0

Total Commercial Revenues per Passenger	300.5	130.8	(56.5)	145.1	127.8	(11.9)
Commercial Revenues from Direct Operations per Passenger [1]	17.2	24.0	39.9	21.9	22.9	4.5
Commercial Revenues Excluding Direct Operations per Passenger	283.3	106.7	(62.3)	123.2	104.9	(14.9)

For the purposes of this table, approximately 8.1 and 32.2 thousand transit and general aviation passengers are included in 2Q20 and 2Q21 respectively, while 45.0 and 59.2 thousand transit and general aviation passengers are included in 6M20 and 6M21.

[1] Represents ASUR’s operations in convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 2Q21 increased 182.6% YoY to Ps.2,946.6 million and 6.1% when compared to pre-pandemic levels of 2Q19.

Excluding construction, revenues increased 756.0% YoY, reflecting increases of 1,810.4% in revenues from aeronautical services and 375.2% in revenues from non-aeronautical services, principally due to the 13.5x recovery in passenger traffic in the period. Compared to the pre-pandemic levels of 2Q19, revenues excluding construction declined 4.0% reflecting declines of 4.5% in revenues from non-aeronautical services and 3.7% from aeronautical services.

Commercial Revenues increased 522.3% YoY, principally reflecting the 1,330% increase in passenger traffic, as shown in Table 8. Commercial Revenues per Passenger for 2Q21 were Ps.130.8 compared to Ps.300.5 in 2Q20 and Ps.115.4 in 2Q19.

ASUR 2Q21 Page 11 of 29

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of nine new commercial spaces, five of which are at Cancun Airport, three at Merida Airport, and one at Oaxaca Airport. More details of these openings can be found on page 23 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since June 30, 2020
Business Line	YoY Chg		Type of Commercial Space[1]	# Of Spaces Opened
	2Q21	6M21
Ground Transportation	4585.4%	59.6%	Cancun	5
Duty Free	1450.9%	23.9%	Car rental	4
Retail	721.6%	36.9%	Others revenues	1
Food and Beverage	642.5%	37.3%	8 Others airports	4
Car rental	442.8%	49.9%	Car rental	4
Car parking	396.3%	19.6%	Mexico	9
Banks and foreign exchange	242.7%	9.5%
Advertising	205.5%	12.5%
Other revenues	75.8%	(11.8%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	71.7%	31.0%
Total Commercial Revenues	522.3%	28.3%

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Cost of Services	386,048	562,638	45.7	826,753	975,906	18.0
Administrative	54,462	57,099	4.8	118,415	119,162	0.6
Technical Assistance	(7,332)	93,920	n/a	96,283	153,149	59.1
Concession Fees	16,076	117,269	629.5	132,039	196,098	48.5
Depreciation and Amortization	182,192	202,312	11.0	360,747	402,664	11.6
Operating Costs and Expenses Excluding Construction Costs	631,446	1,033,238	63.6	1,534,237	1,846,979	20.4
Construction Costs	735,819	318,948	(56.7)	867,971	479,701	(44.7)
Total Operating Costs & Expenses	1,367,265	1,352,186	(1.1)	2,402,208	2,326,680	(3.1)

Total Mexico Operating Costs and Expenses for 2Q21 declined 1.1% YoY and increased 35.9% when compared to 2Q19.

Excluding construction costs, operating costs and expenses increased 63.6% or Ps.401.8 million, mainly reflecting higher technical assistance and concession fees, as well as increases in energy, maintenance and security costs. Higher cost of sales at stores operated by ASUR and an increase in social security contributions also contributed to higher costs. This mainly reflects the reopening of Terminals 2 and 3 at Cancun Airport which were closed in 2Q20 and an increase in revenues and EBITDA on which the concession and technical assistance fees are based on. Compared to 2Q19, operating costs and expenses, excluding construction costs in increased 8.2%.

Cost of Services increased 45.7% YoY, mainly reflecting higher energy, maintenance and security expenses, together with higher cost of sales at stores operated directly by ASUR and an increase in social security contributions.

Administrative Expenses increased 4.8% YoY.

The Technical Assistance fee paid to ITA increased to Ps.93,920 from negative Ps.7,332 in 2Q20, reflecting higher EBITDA in Mexico, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 629.5%, mainly as a result of the increase in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 11.0% YoY, reflecting higher investments to date.

ASUR 2Q21 Page 12 of 29

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg	Six - Months		% Chg
	2020	2021		2020	2021
Interest Income	81,900	50,429	(38.4)	160,564	84,470	(47.4)
Interest Expense	(76,479)	(65,095)	(14.9)	(174,176)	(130,603)	(25.0)
Foreign Exchange Gain (Loss), Net	(2,424)	(44,100)	1,719.3	534,887	8,604	(98.4)
Total	2,997	(58,766)	n/a	521,275	(37,529)	n/a

In 2Q21, ASUR’s Mexico operations reported a Ps.58.8 million Comprehensive Financing Loss, compared to a Ps.3.0 million loss in 2Q20. This was mainly due to a higher foreign exchange loss in 2Q21 which amounted to Ps.44.1 million and which resulted from the 2.0% average quarterly appreciation of the Mexican peso (2.6% at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares with a Ps.2.4 million foreign exchange loss 2Q20, resulting from the 0.6% average quarterly appreciation of the Mexican peso during that period (1.7% at quarter-end) and a higher foreign currency net asset position.

Interest expense decreased 14.9% YoY reflecting a lower TIIE interest rate and a decline in the debt balance, partially offsetting the 38.4% YoY reduction in interest income.

Mexico Operating Profit (Loss) and EBITDA

Table 12: Mexico Profit & EBITDA
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Total Revenue	1,042,783	2,946,621	182.6	3,867,988	4,856,550	25.6
Total Revenues Excluding Construction Revenues	306,964	2,627,673	756.0	3,000,017	4,376,849	45.9
Operating Profit	(324,482)	1,594,435	n/a	1,465,780	2,529,870	72.6
Operating Margin	(31.1%)	54.1%	8523 bps	37.9%	52.1%	1420 bps
Adjusted Operating Margin [1]	(105.7%)	60.7%	16639 bps	48.9%	57.8%	894 bps
Net Profit [2]	(287,313)	1,070,290	n/a	1,413,457	1,901,840	34.6
EBITDA	(140,056)	1,797,308	n/a	1,828,761	2,935,981	60.5
EBITDA Margin	(13.4%)	61.0%	7443 bps	47.3%	60.5%	1317 bps
Adjusted EBITDA Margin [3]	(45.6%)	68.4%	11403 bps	61.0%	67.1%	612 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes gains from the participation in Aerostar of Ps.171.0 million and 39.9 million in 2Q21 and 2Q20, respectively, and in Airplan of Ps.17.7 million and Ps.144.8 million in 2Q21 and 2Q20, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.1,594.4 million in 2Q21, resulting in an Operating Margin of 54.1%. This compares with an Operating Loss of Ps.324.5 million and a negative Operating Margin of 31.1% in 2Q20, as well as a pre-pandemic margin of 64.2% in 2Q19.

Adjusted Operating Margin in 2Q21, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 60.7%, compared to negative 105.7% in 2Q20, and 65.1% in 2Q19.

EBITDA reverted to a gain of Ps.1,797.3 million in 2Q21 from a loss of Ps.140.1 million in 2Q20. This compares to pre-pandemic EBITDA of Ps.1,954.9 million in 2Q19. EBITDA margin in 2Q21 was 61.0%, compared with negative EBITDA Margin of 13.4% in 2Q20. In 2Q19, EBITDA was 70.4%.

During 2Q21, ASUR’s operations in Mexico recognized Ps.318.9 million in “Construction Revenues,” compared with Ps.735.8 million in 2Q20, reflecting lower capital expenditures and investments in concessioned assets.

ASUR 2Q21 Page 13 of 29

Adjusted EBITDA Margin in 2Q21, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 68.4%, compared with a negative Adjusted EBITDA Margin of 45.6% in 2Q20, while in 2Q19 Adjusted EBITDA Margin reached 71.4%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of June 30, 2021, totaled Ps.2,697.3 million, with an average tariff per workload unit of Ps.204.2 (December 2020 pesos), accounting for approximately 61.6% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 2Q21, ASUR’s operations in Mexico made capital investments of Ps.406.2 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capital expenditures of Ps.474.7 million in 2Q20.

On an accumulated basis, ASUR made investments of Ps.730.9 million in 1H21, compared to Ps.713.5 million in 1H20.

Huatulco Land Plot Transaction

At the close of the quarter, the Company cancelled the purchase of the land plot in Huatulco and recorded a Ps.286.3 million a total reversal of the payment.

ASUR 2Q21 Page 14 of 29

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and six-month periods ended June 30, 2020 and 2021.

As of June 30, 2021, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations," resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,748.2 million, ii) goodwill of Ps.951.0 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.574.8 million, and iv) a minority interest of Ps.5,296.2 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	336	2,671	696.0	2,542	4,436	74.5

Total Revenues	672,269	948,918	41.2	1,546,216	1,676,047	8.4
Aeronautical Services	440,371	521,621	18.5	933,961	983,645	5.3
Non-Aeronautical Services	111,296	381,057	242.4	392,534	615,895	56.9
Construction Revenues	120,602	46,240	(61.7)	219,721	76,507	(65.2)
Total Revenues Excluding Construction Revenues	551,667	902,678	63.6	1,326,495	1,599,540	20.6

Total Commercial Revenues	109,781	378,550	244.8	388,440	611,438	57.4
Commercial Revenues from Direct Operations	13,570	92,539	581.9	75,209	146,365	94.6
Commercial Revenues Excluding Direct Operations	96,211	286,011	197.3	313,231	465,073	48.5

Total Commercial Revenues per Passenger	327.1	141.7	(56.7)	152.8	137.8	(9.8)
Commercial Revenues from Direct Operations per Passenger [1]	40.4	34.6	(14.3)	29.6	33.0	11.5
Commercial Revenues Excluding Direct Operations per Passenger	286.7	107.1	(62.7)	123.2	104.8	(14.9)
Figures in pesos at the average exchange rate Ps.20.0238 = US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 2Q21 increased 41.2% YoY to Ps.948.9 million.

Excluding construction services, revenues rose 63.6%, mainly due to the following YoY increases:

•	18.5% in revenues from aeronautical services; and
•	242.4% in revenues from non-aeronautical services, principally due to the 696.0% increase in passenger traffic.

Commercial Revenues per Passenger reached Ps.141.7 in 2Q21, compared with Ps.327.1 in 2Q20 and pre-pandemic levels of Ps.114.4 in 2Q19.

One commercial space was opened at LMM Airport over the last 12 months, as shown in Table 15. More details can be found on page 23 of this report.

ASUR 2Q21 Page 15 of 29

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since June 30, 2020
Busines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q21	6M21
Retail	569.2%	99.8%	Other revenues	1
Ground Transportation	478.7%	36.2%	Total Commercial space	1
Car rentals	361.1%	82.3%
Car parking	269.1%	56.6%
Advertising	143.2%	13.0%
Others revenues	63.8%	(10.0%)
Food and beverage	8.3%	(20.1%)
Duty Free	(14.7%)	(6.5%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Banks and foreign exchange	(34.7%)	(21.1%)
Total Commercial Revenues	244.8%	57.4%

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Cost of Services	324,808	311,348	(4.1)	674,126	429,657	(36.3)
Concession Fees	29,683	42,564	43.4	67,013	77,529	15.7
Depreciation and Amortization	204,802	181,051	(11.6)	388,452	367,336	(5.4)
Operating Costs and Expenses Excluding Construction Costs	559,293	534,963	(4.4)	1,129,591	874,522	(22.6)
Construction Costs	120,602	46,240	(61.7)	219,721	76,507	(65.2)
Total Operating Costs & Expenses	679,895	581,203	(14.5)	1,349,312	951,029	(29.5)
Figures in pesos at the average exchange rate Ps.20.0238 = US. 1.00

During 2Q21, total Operating Costs and Expenses at LMM Airport declined 14.5% YoY to Ps.581.2 million. Construction costs in the quarter declined 61.7% to Ps.46.2 million from Ps.120.6 million in 2Q20.

Excluding construction costs, operating costs and expenses decreased 4.4% YoY, or Ps.24.3 million, to Ps.535.0 million. This mainly reflects the reimbursement of Ps.11.5 million in expenses in 2Q21 from both, the cancellation of a security contract with the municipality of Carolina together with the reimbursement of security expenses provided by the TSA to airports in accordance with the LEO law. Comparisons also benefited from an Ps.8.1 million provision for bad debt incurred in 2Q20 as a result of the COVID-19 pandemic. Lower costs also reflect savings of Ps.23.8 million in depreciation and amortization, Ps.13.9 million in salaries, and Ps.12.4 million in insurance and bonds mainly due to the effect of foreign currency conversion resulting from an average exchange rate of Ps.20.0 in 2Q21 compared to Ps.23.3 in 2Q20. This was partly offset by increase of Ps.22.8 million in cost of sales of directly operated convenience stores.

It should be noted that in 2Q21 the company did not apply funds from the grant under the Cares Act to reimburse expenses, the grant has a balance for future reimbursements of US$ 8.2 million.

Cost of Services declined 4.1% YoY, or Ps.13.5 million.

Concession Fees paid to the Puerto Rican government increased Ps.12.9 million, in line with the concession agreement.

Depreciation and Amortization declined 11.6% YoY, or Ps.23.7 million, mainly reflecting the FX translation impact as the average Mexican peso exchange rate fluctuated to Ps.20.0 per dollar in 2Q21, from Ps.23.3 per dollar in 2Q20.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos

ASUR 2Q21 Page 16 of 29

	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Interest Income	362	383	5.8	2,754	627	(77.2)
Interest Expense	(135,611)	(113,206)	(16.5)	(255,887)	(228,478)	(10.7)
Total	(135,249)	(112,823)	(16.6)	(253,133)	(227,851)	(10.0)
Figures in pesos at the average exchange rate Ps.20.0238 = US. 1.00

During 2Q21, Puerto Rico reported a Ps.112.8 million Comprehensive Financing Loss, compared with a Ps.135.2 million loss in 2Q20, mainly reflecting the FX conversion impact in connection with the appreciation of the Mexican peso against the US dollar together with the full repayment of the subordinated term loan with Cancun airport.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar also contracted a line of revolving credit. On April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes.

In December 2020, Aerostar entered into a revolving line of credit with Banco Popular de Puerto Rico in the amount of US$20.0 million, with a three-year term. Funds have not yet been withdrawn. All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Total Revenue	672,269	948,918	41.2	1,546,216	1,676,047	8.4
Total Revenues Excluding Construction Revenues	551,667	902,678	63.6	1,326,495	1,599,540	20.6
Other Revenues	41,133		n/a	164,874		n/a
Operating Profit	33,507	367,715	997.4	361,778	725,018	100.4
Operating Margin	5.0%	38.8%	3377 bps	23.4%	43.3%	1986 bps
Adjusted Operating Margin[1]	6.1%	40.7%	3466 bps	27.3%	45.3%	1805 bps
Net Income	(113,033)	245,318	n/a	88,380	478,049	440.9
EBITDA	238,310	548,768	130.3	750,231	905,449	20.7
EBITDA Margin	35.4%	57.8%	2238 bps	48.5%	54.0%	550 bps
Adjusted EBITDA Margin[2]	43.2%	60.8%	1760 bps	56.6%	56.6%	5 bps
Figures in pesos at the average exchange rate Ps.20.0238 = US. 1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 2Q21 increased YoY 999.7% to Ps.367.7 million resulting in an Operating Margin of 38.8%, mainly reflecting higher non-aeronautical revenues and a marginal reduction in expenses. This compares with operating profit of Ps.33.5 million and an operating margin of 5.0% in 2Q20, and pre-pandemic comparable Operating Profit of Ps.210.0 (excluding a Ps.162.6 million insurance claim recovery in connection with Hurricane Maria in 2017) million and a comparable Operating Margin of 26.8% in 2Q19.

EBITDA increased 130.3% to Ps.548.8 million in 2Q21 from Ps.238.3 million in 2Q20 and Ps.542.0 million in 2Q19, with EBITDA Margin up 57.8% in 2Q21 from 35.4% in 2Q20. Comparable EBITDA Margin in 2Q19, as explained above, was 69.1% and comparable EBITDA reached Ps.542.0 million. The Adjusted EBITDA Margin (which excludes IFRIC 12) increased to 60.8% in 2Q21 from 43.2% in 2Q20 and 73.3% in 2Q19 (51.3% when excluding the insurance recovery claim discussed above).

ASUR 2Q21 Page 17 of 29

Puerto Rico Capital Expenditures

During 2Q21, Aerostar made capital investments of Ps.55.9 million compared with investments of Ps.137.7 million in 2Q20.

On an accumulated basis during 1H21, Aerostar made capital investments of Ps.86.8 million in Puerto Rico compared with Ps.251.4 million in 1H20.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and six-month periods ended June 30, 2020 and 2021.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2021: i) the recognition of a net intangible asset of Ps.1,170.5 million, ii) goodwill of Ps.1,561.6 million, iii) deferred taxes of Ps.197.4 million, and iv) Ps.512.6 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	8	2,070	24,622.8	2,736	3,981	45.5

Total Revenues	51,953	333,742	542.4	509,797	596,394	17.0
Aeronautical Services	11,950	236,116	1,875.9	327,128	412,815	26.2
Non-Aeronautical Services	38,772	97,321	151.0	180,280	181,205	0.5
Construction Revenues [1]	1,231	305	(75.2)	2,389	2,374	(0.6)
Total Revenues Excluding Construction Revenues	50,722	333,437	557.4	507,408	594,020	17.1
Total Commercial Revenues	38,772	96,698	149.4	180,325	179,889	(0.2)
Total Commercial Revenues per Passenger	4,630.6	46.7	(99.0)	65.9	45.2	(31.4)
Figures in pesos at an average exchange rate of COP184.2433 = Ps.1.00.

Note: For the purposes of this table, approximately 3.0 and 50.7 thousand transit and general aviation passengers are included in 2Q20 and 2Q21, while 60.9 and 104.1 thousand transit and general aviation passengers are included in 6M20 and 6M21.

Colombia Revenues

Total Colombia Revenues for 2Q21 increased 542.4% YoY to Ps.333.7 million and were down 29.6% from the pre-pandemic levels in 2Q19. Excluding construction services, revenues increased 557.4% YoY mainly reflecting increases of 151.0% in revenues from non-aeronautical services, mainly the 149.4% increase in commercial revenues and the 1,875.9% increase in revenues from aeronautical services, both reflecting a recovery in passenger traffic levels.

Commercial Revenues per Passenger was Ps.46.7 compared with Ps.4,630.6 in 2Q20 and Ps.40.6 in 2Q19.

As shown in Table 21, during the last twelve months, 28 new commercial spaces were opened in Colombia. More details of these openings can be found on page 23 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

ASUR 2Q21 Page 18 of 29

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since June 30, 2020
Busines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q21	6M21
Advertising	4002.8%	(16.8%)	Retail	2
Ground Transportation	2087.1%	(66.5%)	Banks and foreign exchange	2
Retail	1986.9%	11.6%	Teleservices	5
Car rental	1108.0%	26.1%	Others revenues	19
Car parking	879.7%	2.1%	Total Commercial Spaces	28
Food and beverage	703.9%	2.5%
Banks and foreign exchange	209.7%	8.7%
Others revenues	87.6%	4.9%
Duty free	68.1%	(47.1%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	16.0%	1.0%
Total Commercial Revenues	149.4%	(0.2%)

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Cost of Services	87,277	112,394	28.8	190,771	211,791	11.0
Technical Assistance	803	1,006	25.3	2,292	2,843	24.0
Concession Fees	9,706	63,300	552.2	98,617	112,894	14.5
Depreciation and Amortization	123,803	108,997	(12.0)	241,010	223,972	(7.1)
Operating Costs and Expenses Excluding Construction Costs	221,589	285,697	28.9	532,690	551,500	3.5
Construction Costs	1,231	305	(75.2)	2,389	2,374	(0.6)
Total Operating Costs & Expenses	222,820	286,002	28.4	535,079	553,874	3.5
Figures in pesos at an average exchange rate of COP184.2433 = Ps.1.00.

Total Operating Costs and Expenses in Colombia increased 28.4% YoY to Ps.286.0 million in 2Q21. Excluding construction costs, operating costs and expenses declined 28.9% YoY to Ps.285.7 million.

Cost of Services increased 28.8% YoY, or Ps.25.1 million, mainly reflecting increases in energy expenses, professional fees, taxes and duties as well as higher security costs resulting from the recovery in passenger traffic.

Construction Costs declined 75.2% YoY, or Ps.0.9 million, reflecting lower complementary works to concessioned assets during the period compared to the prior year.

Concession Fees, which include fees paid to the Colombian government, increased 552.2% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined Ps.14.8 million, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2020	2021		2020	2021
Interest Income	6,426	1,320	(79.5)	14,272	3,186	(77.7)
Interest Expense	(54,808)	(11,210)	(79.5)	(115,224)	(56,476)	(51.0)
Foreign Exchange Gain (Loss), Net	117	27	(76.9)	(523)	10	n/a
Total	(48,265)	(9,863)	(79.6)	(101,475)	(53,280)	(47.5)
Figures in pesos at an average exchange rate of COP184.2433 = Ps.1.00.

During 2Q21, Airplan reported a Ps.9.9 million Comprehensive Financing Loss, compared with a Ps.48.3 million loss in 2Q20. This was mainly driven by a 79.5% decline in interest expenses on fair value loan repayments recognized under IFRS 3, together with a 79.5% decrease in interest earned.

ASUR 2Q21 Page 19 of 29

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and maintained a net balance of Ps.2,403.5 million as of June 30, 2021.

On August 11, 2020, Airplan entered into a Ps.67.1 million loan agreement with Bancolombia with a 10-month maturity. Net balance at June 30, 2020 was Ps.6.2 million.

During 2Q21, Airplan made principal debt payments of Ps.72.7 million.

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2020	2021		2020	2021
Total Revenue	51,953	333,742	542.4	509,797	596,394	17.0
Total Revenues Excluding Construction Revenues	50,722	333,437	557.4	507,408	594,020	17.1
Operating Profit	(170,867)	47,740	n/a	(25,282)	42,520	n/a
Operating Margin	(328.9%)	14.3%	34319 bps	(5.0%)	7.1%	1209 bps
Adjusted Operating Margin[1]	(336.9%)	14.3%	35119 bps	(5.0%)	7.2%	1214 bps
Net Profit	(165,151)	14,180	n/a	(102,398)	(11,995)	(88.3)
EBITDA	(47,064)	156,740	n/a	215,728	266,494	23.5
EBITDA Margin	(90.6%)	47.0%	13755 bps	42.3%	44.7%	237 bps
Adjusted EBITDA Margin[2]	(92.8%)	47.0%	13980 bps	42.5%	44.9%	235 bps
Figures in pesos at an average exchange rate of COP184.2433 = Ps.1.00.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Gain of Ps.47.7 million in 2Q21 compared with an Operating Loss of Ps.170.9 million in 2Q20 resulting from the impact of COVID-19. Operating Margin was 14.3% in 2Q21 compared to negative operating margin of 328.9% in 2Q20, and a pre-pandemic operating margin of 18.2% in 2Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was 14.3% in 2Q21 compared with negative 336.9% in 2Q20, and 19.6% in 2Q19.

During 2Q21, EBITDA was Ps.156.7 million resulting in an EBITDA Margin of 47.0%. This compares with negative EBITDA of Ps.47.1 million in 2Q20 and a negative EBITDA Margin of 90.6%, while in 2Q19 EBITDA Margin was positive 48.9%.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was 47.0% in 2Q21 compared to negative 92.8% in 2Q20 which was fully impacted by the Covid-19 pandemic, while in 2Q19 Adjusted EBITDA Margin was 52.9%.

Colombia Capital Expenditures

During 2Q21, Airplan made no capital investments compared to Ps.1.2 million in 2Q20.

Accumulated capex for 1H21 in Colombia amounted to Ps.0.4 million, while in 1H20 ASUR made capital investments of Ps.2.4 million.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of

ASUR 2Q21 Page 20 of 29

Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 2Q21 amounted to Ps.236.1 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

ASUR 2Q21 Page 21 of 29

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Invex Casa de Bolsa, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Santander Investment, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q21 Page 22 of 29

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Second Quarter		% Chg	Six - Months		% Chg
		2020	2021		2020	2021
Domestic Traffic		437,111	3,770,004	762.5	3,974,470	6,623,043	66.6
CUN	Cancun	230,224	2,311,551	904.0	2,033,084	4,057,727	99.6
CZM	Cozumel	826	32,777	3,868.2	38,287	56,525	47.6
HUX	Huatulco	4,124	162,651	3,844.0	151,212	272,255	80.0
MID	Merida	59,816	451,765	655.3	646,982	791,789	22.4
MTT	Minatitlan	4,462	25,831	478.9	33,684	45,511	35.1
OAX	Oaxaca	25,632	191,281	646.3	288,964	336,292	16.4
TAP	Tapachula	23,625	102,048	331.9	120,804	184,402	52.6
VER	Veracruz	45,214	263,155	482.0	348,226	464,557	33.4
VSA	Villahermosa	43,188	228,945	430.1	313,227	413,985	32.2
International Traffic		67,867	3,535,138	5,108.9	4,550,410	5,800,965	27.5
CUN	Cancun	59,122	3,311,411	5,501.0	4,209,900	5,450,301	29.5
CZM	Cozumel	2,173	106,417	4,797.2	130,601	170,071	30.2
HUX	Huatulco	130	5,820	4,376.9	77,397	11,664	(84.9)
MID	Mérida	2,002	53,369	2,565.8	62,754	77,768	23.9
MTT	Minatitlan	312	1,183	279.2	1,955	2,527	29.3
OAX	Oaxaca	546	28,986	5,208.8	40,433	43,891	8.6
TAP	Tapachula	599	2,167	261.8	3,680	3,617	(1.7)
VER	Veracruz	508	19,132	3,666.1	15,965	30,449	90.7
VSA	Villahermosa	2,475	6,653	168.8	7,725	10,677	38.2
Total Traffic México		504,978	7,305,142	1,346.6	8,524,880	12,424,008	45.7
CUN	Cancun	289,346	5,622,962	1,843.3	6,242,984	9,508,028	52.3
CZM	Cozumel	2,999	139,194	4,541.3	168,888	226,596	34.2
HUX	Huatulco	4,254	168,471	3,860.3	228,609	283,919	24.2
MID	Merida	61,818	505,134	717.1	709,736	869,557	22.5
MTT	Minatitlan	4,774	27,014	465.9	35,639	48,038	34.8
OAX	Oaxaca	26,178	220,267	741.4	329,397	380,183	15.4
TAP	Tapachula	24,224	104,215	330.2	124,484	188,019	51.0
VER	Veracruz	45,722	282,287	517.4	364,191	495,006	35.9
VSA	Villahermosa	45,663	235,598	415.9	320,952	424,662	32.3

US Passenger Traffic, San Juan Airport (LMM)
	Second Quarter		% Chg	Six - Months		% Chg
	2020	2021		2020	2021
SJU Total [1]	335,606	2,671,356	696.0	2,542,116	4,436,229	74.5
Domestic Traffic	330,042	2,556,590	674.6	2,332,728	4,259,734	82.6
International Traffic	5,564	114,766	1,962.7	209,388	176,495	(15.7)

Colombia, Passenger Traffic Airplan
		Second Quarter		% Chg	Six - Months		% Chg
		2020	2021		2020	2021
Domestic Traffic		2,799	1,675,096	59,746.2	2,274,472	3,329,524	46.4
MDE	Medellín (Rio Negro)	507	1,132,946	223,360.7	1,623,659	2,243,639	38.2
EOH	Medellín	1,500	201,172	13,311.5	243,648	408,086	67.5
MTR	Montería	373	222,313	59,501.3	259,634	437,126	68.4
APO	Carepa	306	63,653	20,701.6	83,763	129,556	54.7
UIB	Quibdó	94	46,027	48,864.9	50,493	92,512	83.2
CZU	Corozal	19	8,985	47,189.5	13,275	18,605	40.2
International Traffic		2,618	344,251	13,049.4	400,578	547,108	36.6
MDE	Medellín (Rio Negro)	2,618	344,251	13,049.4	400,578	547,108	36.6
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		5,417	2,019,347	37,178.0	2,675,050	3,876,632	44.9
MDE	Medellín (Rio Negro)	3,125	1,477,197	47,170.3	2,024,237	2,790,747	37.9
EOH	Medellín	1,500	201,172	13,311.5	243,648	408,086	67.5
MTR	Montería	373	222,313	59,501.3	259,634	437,126	68.4
APO	Carepa	306	63,653	20,701.6	83,763	129,556	54.7
UIB	Quibdó	94	46,027	48,864.9	50,493	92,512	83.2
CZU	Corozal	19	8,985	47,189.5	13,275	18,605	40.2

1 Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU includes transit passengers and general aviation.

ASUR 2Q21 Page 23 of 29

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Commercial Spaces

ASUR Retail and Other Commercial Spaces Opened since June 30, 2020
Business Name	Type	Opening Date
MEXICO
Cancun
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Experiencias xcaret	Other Revenue	March 2021
Mérida
Avasa Turismo Internacional SA de CV	Car Rental	September 2020
Click mobility (Alamo)	Car Rental	January 2021
Turismo Gargo	Car Rental	April 2021
Oaxaca
Avasa Turismo Internacional SA de CV	Car Rental	July 2020
SAN JUAN, PUERTO RICO
CMT Laboratories	Other Revenue	February 2021
COLOMBIA
Rionegro
Servicios profesionales para vehiculos S.A.S	Other Revenue	October 2020
Global Lounge Colombia SAS	Other Revenue	February 2021
Globoshops S.A.S.	Retail	February 2021
Davivienda S.A	Banks and foreign exchange	April 2021
Globoshops S.A.S.	Retail	June 2021
Olaya herrera
Arbelaez Arango Ricardo	Other Revenue	August 2020
Manchola Franco Juan Camilo	Other Revenue	August 2020
Actividades varias S.A.	Other Revenue	August 2020
Posada Gutierrez Gabriel Dario	Other Revenue	August 2020
Taller aeropartes latinoamerica S.A.S	Other Revenue	September 2020
Greenland investiments S.A.S	Other Revenue	September 2020
Distribuidora de vinos y licores S.A.S.	Other Revenue	September 2020
Une EPM Telecomunicaciones S.A	Other Revenue	September 2020
Energizar S.A	Other Revenue	October 2020
Colombia Telecomunicaciones S.A. ESP (ANTES TELECOM)	Teleservices	October 2020
Comunicación Celular S.A. COMCEL SA	Teleservices	October 2020
Davivienda S.A	Banks and foreign exchange	December 2020
Viveros Montoya Juan David	Other Revenue	December 2020
Deparatamento de Antioquia	Other Revenue	January 2021
Fondo de Valoración del Municipio de Medellín	Other Revenue	January 2021
Aeroinversiones y Negocios S.A.S	Other Revenue	January 2021
Lico Distribuciones S.A.S.	Other Revenue	March 2021
Moon Flight Services S.A.S	Other Revenue	April 2021
Montería
Columbus Networks de Colombia S.A.S.	Teleservices	June 2021
Corozal
Colombia Telecomunicaciones S.A. ESP (ANTES TELECOM)	Teleservices	October 2020
Satena	Teleservices	December 2020
Quibdo
Easyfly S. A.	Other Revenue	January 2021
Centro de Servicios
Inversiones P.G.R S.A.S	Other Revenue	March 2021

Note: Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 2Q21 Page 24 of 29

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Operating Results per Airport

Thousands of Mexican pesos

Item	2Q 2020	2Q 2020 Per Workload Unit	2Q 2021	2Q 2021 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	37,587	124.5	1,162,586	203.7	2,993.1	63.6
Non-Aeronautical Revenues	177,870	589.0	987,973	173.1	455.4	(70.6)
Construction Services Revenues	399,698	1,323.5	146,325	25.6	(63.4)	(98.1)
Total Revenues	615,155	2,036.9	2,296,884	402.4	273.4	(80.2)
Operating Profit	(278,695)	(922.8)	1,258,870	220.6	(551.7)	(123.9)
EBITDA	(156,302)	(517.6)	1,396,027	244.7	(993.2)	(147.3)
Merida
Aeronautical Revenues	15,696	178.4	111,807	198.9	612.3	11.5
Non-Aeronautical Revenues	15,021	170.7	30,725	54.7	104.5	(68.0)
Construction Services Revenues	122,931	1,396.9	86,772	154.4	(29.4)	(88.9)
Other [2]	16	0.2	16	-	-	(100.0)
Total Revenues	153,664	1,746.2	229,320	408.0	49.2	(76.6)
Operating Profit	(39,528)	(449.2)	53,633	95.4	(235.7)	(121.2)
EBITDA	(27,173)	(308.8)	66,509	118.3	(344.8)	(138.3)
Villahermosa
Aeronautical Revenues	10,102	190.6	50,009	201.6	395.0	5.8
Non-Aeronautical Revenues	6,295	118.8	12,381	49.9	96.7	(58.0)
Construction Services Revenues	55,123	1,040.1	14,089	56.8	(74.4)	(94.5)
Other [2]	25	0.5	25	0.1	-	(80.0)
Total Revenues	71,545	1,349.9	76,504	308.4	6.9	(77.2)
Operating Profit	(11,663)	(220.1)	20,215	81.5	(273.3)	(137.0)
EBITDA	(3,676)	(69.4)	29,210	117.8	(894.6)	(269.7)
Other Airports [3]
Aeronautical Revenues	18,061	161.3	231,518	241.2	1,181.9	49.5
Non-Aeronautical Revenues	26,332	235.1	40,674	42.4	54.5	(82.0)
Construction Services Revenues	158,067	1,411.3	71,762	74.8	(54.6)	(94.7)
Other [2]	50	0.4	60	0.1	20.0	(75.0)
Total Revenues	202,510	1,808.1	344,014	358.5	69.9	(80.2)
Operating Profit	(80,838)	(721.8)	106,470	110.9	(231.7)	(115.4)
EBITDA	(43,129)	(385.1)	148,173	154.3	(443.6)	(140.1)
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	363,689	n/a	367,090	n/a	0.9	n/a
Total Revenues	363,689	n/a	367,090	n/a	0.9	n/a
Operating Profit	86,242	n/a	155,247	n/a	80.0	n/a
EBITDA	90,224	n/a	157,389	n/a	74.4	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(363,780)	n/a	(367,191)	n/a	0.9	n/a
Total Mexico
Aeronautical Revenues	81,446	146.7	1,555,920	208.1	1,810.4	41.9
Non-Aeronautical Revenues	225,518	406.3	1,071,753	143.4	375.2	(64.7)
Construction Services Revenues	735,819	1,325.8	318,948	42.7	(56.7)	(96.8)
Total Revenues	1,042,783	1,878.9	2,946,621	394.2	182.6	(79.0)
Operating Profit	(324,482)	(584.7)	1,594,435	213.3	(591.4)	(136.5)
EBITDA	(140,056)	(252.4)	1,797,308	240.4	(1,383.3)	(195.2)
San Juan Puerto Rico, US [5]
Aeronautical Revenues	440,371	n/a	521,621	n/a	18.5	n/a
Non-Aeronautical Revenues	111,296	n/a	381,057	n/a	242.4	n/a
Construction Services Revenues	120,602	n/a	46,240	n/a	(61.7)	n/a
Total Revenues	672,269	n/a	948,918	n/a	41.2	n/a
Operating Profit	33,507	n/a	367,715	n/a	997.4	n/a
EBITDA	238,310	n/a	548,768	n/a	130.3	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	11,950	n/a	236,116	n/a	1,875.9	n/a
Non-Aeronautical Revenues	38,772	n/a	97,321	n/a	151.0	n/a
Construction Services Revenues	1,231	n/a	305	n/a	(75.2)	n/a
Total Revenues	51,953	n/a	333,742	n/a	542.4	n/a
Operating Profit	(170,867)	n/a	47,740	n/a	(127.9)	n/a
EBITDA	(47,064)	n/a	156,740	n/a	(433.0)	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	-	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	533,767	n/a	2,313,657	n/a	333.5	n/a
Non-Aeronautical Revenues	375,586	n/a	1,550,131	n/a	312.7	n/a
Construction Services Revenues	857,652	n/a	365,493	n/a	(57.4)	n/a
Total Revenues	1,767,005	n/a	4,229,281	n/a	139.3	n/a
Operating Profit	(461,842)	n/a	2,009,890	n/a	(535.2)	n/a
EBITDA	51,190	n/a	2,502,816	n/a	4,789.3	n/a

1 Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.

2 Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.

ASUR 2Q21 Page 25 of 29

3 Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

4 Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

5 Reflects the results of operation of  San Juan Airport, Puerto Rico, US for 2Q21.

6 Reflects the results of operation of  Airplan, Colombia, for 2Q21.

ASUR 2Q21 Page 26 of 29

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Income from January 1 to June 30,  2021 and 2020

Thousands of Mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2020	2021	Chg	2020	2021	Chg
Revenues
Aeronautical Services	2,829,839	3,969,335	40.3	533,767	2,313,657	333.5
Non-Aeronautical Services	2,004,081	2,601,074	29.8	375,586	1,550,131	312.7
Construction Services	1,090,081	558,582	(48.8)	857,652	365,493	(57.4)
Total Revenues	5,924,001	7,128,991	20.3	1,767,005	4,229,281	139.3

Operating Expenses
Cost of Services	1,691,650	1,617,354	(4.4)	798,133	986,380	23.6
Cost of Construction	1,090,081	558,582	(48.8)	857,652	365,493	(57.4)
General and Administrative Expenses	118,415	119,162	0.6	54,462	57,099	4.8
Technical Assistance	98,575	155,992	58.2	(6,529)	94,926	n/a
Concession Fee	297,669	386,521	29.8	55,465	223,133	302.3
Depreciation and Amortization	990,209	993,972	0.4	510,797	492,360	(3.6)
Total Operating Expenses	4,286,599	3,831,583	(10.6)	2,269,980	2,219,391	(2.2)

Other Revenues	164,874		n/a	41,133		n/a

Operating Income	1,802,276	3,297,408	83.0	(461,842)	2,009,890	n/a

Comprehensive Financing Cost	166,667	(318,660)	n/a	(180,517)	(181,452)	0.5

Income Before Income Taxes	1,968,943	2,978,748	51.3	(642,359)	1,828,438	n/a

Provision for Income Tax	453,029	641,467	41.6	(174,814)	460,770	n/a
Deferred Income Taxes	116,475	(30,613)	n/a	97,952	37,880	(61.3)

Net Income for the Year	1,399,439	2,367,894	69.2	(565,497)	1,329,788	n/a

Majority Net Income	1,364,087	2,176,674	59.6	(520,284)	1,231,659	n/a
Non- controlling interests	35,352	191,220	440.9	(45,213)	98,129	n/a

Earning per Share	4.5470	7.2556	59.6	(1.7343)	4.1055	n/a
Earning per American Depositary Share (in U.S. Dollars)	2.2842	3.6449	59.6	(0.8712)	2.0624	n/a
Exchange Rate per Dollar Ps. 19.9062

ASUR 2Q21 Page 27 of 29

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Income from January 1 to June 30,  2021 and 2020

Thousands of Mexican pesos

Item	June 2021	December 2020	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	7,837,766	5,192,628	2,645,138	50.9
Cash and cash equivalents restricted	13,432	5,055	8,377	165.7
Accounts Receivable, net	1,775,352	1,358,227	417,125	30.7
Recoverable Taxes and Other Current Assets	929,634	1,160,139	(230,505)	(19.9)
Total Current Assets	10,556,184	7,716,049	2,840,135	36.8

Non Current Assets
Machinery, Furniture and Equipment, net	184,626	504,385	(319,759)	(63.4)
Intangible assets, airport concessions and Goodwill-Net	51,411,840	52,182,311	(770,471)	(1.5)
investment in Joint Venture	10,450	8,466	1,984	23.4
Total Assets	62,163,100	60,411,211	1,751,889	2.9

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	238,822	353,886	(115,064)	(32.5)
Bank Loans and short term debt	1,454,380	1,138,750	315,630	27.7
Accrued Expenses and Others Payables	3,958,658	1,274,451	2,684,207	210.6
Total Current Liabilities	5,651,860	2,767,087	2,884,773	104.3

Long Term Liabilities
Bank Loans	5,442,688	6,119,655	(676,967)	(11.1)
Long Term Debt	6,535,017	6,641,941	(106,924)	(1.6)
Deferred Income Taxes	3,096,332	3,165,145	(68,813)	(2.2)
Employee Benefits	24,073	24,177	(104)	(0.4)
Total Long Term Liabilities	15,098,110	15,950,918	(852,808)	(5.3)

Total Liabilities	20,749,970	18,718,005	2,031,965	10.9

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,989,535	1,890,659	98,876	5.2
Mayority Net Income for the Period	2,176,674	1,972,319	204,355	10.4
Cumulative Effect of Conversion of Foreign Currency	139,545	321,867	(182,322)	(56.6)
Retained Earnings	21,124,306	21,713,863	(589,557)	(2.7)
Non- Controlling interests	8,215,794	8,027,222	188,572	2.3
Total Stockholders' Equity	41,413,130	41,693,206	(280,076)	(0.7)

Total Liabilities and Stockholders' Equity	62,163,100	60,411,211	1,751,889	2.9
Exchange Rate per Dollar Ps. 19.9062

ASUR 2Q21 Page 28 of 29

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Cash flow for the periods of January 1, to June 30, 2021 and 2020.

Thousands of Mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2020	2021	Chg	2020	2021	Chg
Operating Activities
Income Before Income Taxes	1,968,943	2,978,748	51.3	(642,359)	1,828,438	n/a

Depreciation and Amortization	990,209	993,972	0.4	510,797	492,360	(3.6)
Interest Income	(164,839)	(87,201)	(47.1)	(83,655)	(51,931)	(37.9)
Interest Payables	532,536	414,475	(22.2)	261,865	189,311	(27.7)
Foreign Exchange Gain (loss), Net Unearned	(82,833)		n/a	7,751	19,781	155.2
Sub-Total	3,244,016	4,299,994	32.6	54,399	2,477,959	4,455.2
Trade Receivables	376,960	(624,493)	n/a	871,123	(543,374)	n/a
Recoverable Taxes and other Current Assets	(392,982)	127,443	n/a	(160,153)	164,867	n/a
Income Tax Paid	(1,112,852)	(438,065)	(60.6)	(465,370)	(152,100)	(67.3)
Trade Accounts Payable	(230,074)	451,299	n/a	(525,786)	492,263	n/a

Net Cash Flow Provided by Operating Activities	1,885,068	3,816,178	102.4	(225,787)	2,439,615	n/a

Investing Activities
Investments in Joint Venture	(10,556)		n/a
Proceeds for cancellation of land acquisition contract		286,283	n/a		286,283	n/a
Restricted cash	172,579	(9,578)	n/a	39,294	7,352	(81.3)
Investments in Machinery, Furniture and Equipment, net	(967,341)	(817,305)	(15.5)	(613,590)	(460,965)	(24.9)
Interest Income	162,085	88,889	(45.2)	83,293	53,171	(36.2)

Net Cash Flow Used by Investing Activities	(643,233)	(451,711)	(29.8)	(491,003)	(114,159)	(76.7)

Excess Cash to Use in Financing Activities	1,241,835	3,364,467	170.9	(716,790)	2,325,456	n/a

Bank Loans	(90,221)	(20,000)	(77.8)	(46,389)	(20,000)	(56.9)
Long Term Debt Paid	114,129	(203,002)	(277.9)	239,283	(72,725)	(130.4)
Interest Paid	(516,011)	(467,776)	(9.3)	(133,171)	(97,333)	(26.9)
Dividends Paid

Net Cash Flow used by Financing Activities	(492,103)	(690,778)	40.4	59,723	(190,058)	n/a

Net Increase in Cash and Cash Equivalents	749,732	2,673,689	256.6	(657,067)	2,135,398	n/a

Cash and Cash Equivalents at Beginning of Period	6,192,679	5,192,628	(16.1)	7,784,257	5,739,798	(26.3)

Exchange Gain on Cash and Cash Equivalents	181,686	(28,551)	n/a	(3,093)	(37,430)	1,110.2

Cash and Cash Equivalents at the End of Period	7,124,097	7,837,766	10.0	7,124,097	7,837,766	10.0

ASUR 2Q21 Page 29 of 29